March 30, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Christine Dietz, Senior Staff Accountant

David Edgar, Staff Accountant

Larry Spirgel, Office Chief

Jeff Kauten, Staff Attorney

Re:          Karooooo Ltd.

         Registration Statement on Form F-1
         File No. 333-253635

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley & Co. LLC and BofA Securities Inc., as representatives of the several underwriters, hereby join in the request of Karooooo Ltd. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern Time, on March 31, 2021, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: March 22, 2021

ii.	Dates of distribution: March 22, 2021 through the date hereof

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 4,282

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Akansha Agarwal
Name: Akansha Agarwal
Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Executive Director

[Signature Page — Acceleration Request]